Exhibit 99.37

News Release

NORBORD REPORTS 2014 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

2014 HIGHLIGHTS

•	Full-year earnings per share (diluted) of $0.48 on adjusted EBITDA of $90 million

•	Margin Improvement Program gains of $24 million

•	Record annual production at six of 11 operating mills; production volume up 6%

•	Returned $116 million in dividends to shareholders in 2014; declared quarterly dividend of CAD $0.25 per share to shareholders of record on March 1, 2015

•	Best-ever safety recordable rate of 0.69; received APA’s 2013 Safest Company Award

•	Merger with Ainsworth announced last month – shareholders from both companies voted over 99% in favour of transaction on January 27, 2015

TORONTO, ON (January 28, 2015) – Norbord Inc. (TSX: NBD) today reported adjusted EBITDA of $90 million in 2014 compared to $287 million in 2013 on 31% lower North American benchmark oriented strand board (OSB) prices. North American operations generated adjusted EBITDA of $54 million versus $255 million in the prior year and European operations delivered adjusted EBITDA of $47 million versus $46 million in the prior year. In the fourth quarter of 2014, Norbord recorded adjusted EBITDA of $15 million, unchanged from the previous quarter and $14 million lower than the fourth quarter of 2013.

“US housing continues to recover, albeit at a more gradual pace than originally anticipated. This put pressure on the North American OSB market, which in turn impacted our financial results,” said Peter Wijnbergen, Norbord’s President and CEO. “However, Norbord’s mills in both North America and Europe delivered excellent operational results this year, with six mills setting annual production records. We achieved $24 million in Margin Improvement gains, reflecting the ongoing effort across our company to reduce manufacturing costs and increase productivity. Our European panel business also had another strong year in the face of an increasingly challenging macroeconomic environment.”

“Looking ahead, I remain positive about the unfolding housing recoveries in all our core markets. Customer feedback suggests the North American OSB supply chain is lean, which should support improving demand as we head into the spring building season. I am confident our European business will deliver continued strong results, in spite of the pressure in Continental OSB markets, as OSB substitution is accelerating and the economy in our largest market, the UK, is outperforming the rest of Europe.”

“As previously announced yesterday, I’m pleased to report that over 99% of all shareholders and over 98% of minority shareholders voted in favour of the proposed Ainsworth merger. We look forward to executing on our vision to create a leading global wood products company focused on OSB across North America, Europe and Asia.”

Norbord generated earnings of $26 million or $0.49 per share ($0.48 per share diluted) for the full year 2014 compared to $149 million or $2.92 per share ($2.79 per share diluted) in 2013. The Company recorded earnings of $3 million or $0.06 per share (basic and diluted) in the fourth quarter of 2014 versus

$2 million or $0.04 per share (basic and diluted) in the same quarter of 2013. Reported earnings included the following one-time items:

$ millions	2014	2013	Q4-2014	Q3-2014	Q4-2013
Earnings before one-time items	19	147	1	—	9
Costs related to Ainsworth combination	(5)	—	(5)	—	—
2015 bond early redemption costs, after-tax	—	(16)	—	—	(16)
Non-recurring income tax recoveries	12	18	7	5	9

Earnings, as reported	26	149	3	5	2

Market Conditions

US housing starts totalled approximately 1.01 million in 2014, up 9% from 0.93 million in 2013. Permits were also 4% higher year-over-year. Single family starts, which use approximately three times more OSB than multifamily, increased by 5%. The US housing economists’ consensus forecast for 2015 starts is approximately 1.15 million, which would be a 15% year-over-year improvement.

The North Central benchmark OBS price averaged $218 per thousand square feet (Msf) (7/16-inch basis) in 2014 compared to $315 in 2013, a $97 decrease. North Central prices traded in a tight range for most of 2014 – from a high of $235 in May, decreasing to the $220 range during the fall before finishing the year at $205. In the South East region, where more than half of Norbord’s North American OSB capacity is located, benchmark prices averaged $188 compared to $277 in the prior year.

In the fourth quarter, North Central benchmark OSB prices averaged $216 per Msf, unchanged from the prior quarter and down $29 from the fourth quarter of 2013. South East prices averaged $181 in the quarter, up $4 from the prior quarter and down $11 from the fourth quarter of 2013.

Norbord’s core European panel markets in the UK, Germany and BeNeLux all saw demand growth in 2014, despite the increasingly negative economic news coming from the Eurozone. The UK, where three out of Norbord’s four European mills are located, led the recovery with unemployment falling below 6%, GDP growth of over 2% and housing starts increased by 17% compared to the prior year, supported by first time homebuyer incentives and improved consumer confidence. In Germany, Norbord’s largest Continental European market, housing starts increased by 5%, the sixth consecutive year of growth.

Year-over-year, particleboard prices increased 7% while medium density fibreboard (MDF) prices, which are less directly impacted by the recovering housing sector, improved 2%. OSB prices, however, decreased 6% as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine.

Performance

Norbord achieved record safety performance with a company-wide Occupational Safety and Health Administration (OSHA) recordable rate of 0.69 in 2014. In addition, four mills completed the year injury-free.

North American OSB shipments for the full year increased 5% compared to the prior year. Fourth quarter shipments were in line with the third quarter and modestly higher than the same quarter last year as higher mill productivity partially offset a reduced production schedule. For the full year, Norbord’s operating OSB mills produced at approximately 100% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec) compared to 95% in 2013. Annual production records were achieved at three of the Company’s North American OSB mills.

Effective at year-end 2014, Norbord’s stated annual North American OSB capacity was increased by 150 MMsf (3/8-inch basis), reflecting a significant capital investment to rebuild the wood-handling end at the Joanna, South Carolina mill.

Norbord’s full-year North American OSB cash production costs per unit (before mill profit share) decreased 1% versus 2013 as improved productivity and lower raw material use more than offset higher raw material prices. Excluding the impact of uncontrollable higher raw material prices, unit costs decreased 3%.

Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for a future restart. The Company has not set a restart date, however, and will do so only when it is sufficiently clear that customers require more product. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2015, but will continue to monitor market conditions.

In Europe, shipments increased 6% over the prior year. Production was 5% higher as Norbord’s panel mills ran on full operating schedules in 2014, excluding maintenance and holiday shutdowns. The European mills produced at approximately 105% of stated capacity in 2014, compared to 100% in 2013. Annual production records were achieved at the two OSB mills and both the particleboard and MDF lines.

Effective at year-end 2014, Norbord’s stated annual European capacity was increased by a total of 170 MMsf (3/8-inch basis), reflecting recent capital investments and improved operating efficiencies at the Cowie, Scotland particleboard line, the Genk, Belgium OSB mill and the Inverness, Scotland OSB mill.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $24 million in 2014, primarily from improved productivity, lower raw material use and a richer value-added product mix. Paybacks from recent investments in fines screening technology across several mills and the rebuild of the wood-handling end at the Joanna, South Carolina mill also contributed to this year’s strong MIP result.

Capital investments totaled $78 million in 2014 versus $83 million in 2013 and included the Joanna mill project, preliminary work to rebuild the press line at the mothballed Huguley, Alabama mill and other strategic projects across the Company’s mills. Given the slower than expected pace of the US housing recovery, further investment to prepare the Huguley mill for restart has been deferred to 2015 and beyond. Following two years of significant capital investment, Norbord’s 2015 planned capital expenditures are expected to be reduced to $50 million, which includes three fines screening projects and further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

Operating working capital increased by $21 million during the year to $65 million at year-end. This was largely driven by the impact of lower mill profit share accruals and the timing of payments on accounts payable. Working capital continues to be managed at minimal levels across the Company.

At year-end, Norbord had unutilized liquidity of $367 million, consisting of $25 million in cash and $342 million in unused credit lines. The Company’s tangible net worth was $404 million and net debt to total capitalization on a book basis was 51%. Both ratios remain well within bank covenants.

Dividend

On December 8, 2014, in conjunction with the announcement of the combination with Ainsworth Lumber Co. Ltd. (Ainsworth), the Company also announced that it anticipates that the Board of Directors of the combined entity will continue with Norbord’s variable dividend policy. Taking into account growth and other attractive capital investment opportunities, and to maintain flexibility in the Company’s capital structure, the Board of the Company announced that it expected to set the quarterly dividend at CAD $0.25 per common share in the first quarter of 2015. In the arrangement agreement with Ainsworth, the Company has agreed to not pay more than CAD $0.25 per common share for any future quarterly dividends with a record date prior to the closing of the merger, after which the Board of the merged entity will determine the appropriate level of dividends on a quarterly basis.

Accordingly, on January 27, 2015, Norbord’s Board declared a quarterly dividend of CAD $0.25 per common share, payable on March 21, 2015 to shareholders of record on March 1, 2015.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board retains the power to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board will not decide to suspend or discontinue the payment of cash dividends in the future.

Developments

On December 8, 2014, the Company and Ainsworth announced that they had entered into an arrangement agreement under which the Company and Ainsworth will merge to create a leading global wood products company focused on OSB across North America, Europe and Asia. Under the terms of the transaction, the Company has agreed to acquire all of the outstanding common shares of Ainsworth in an all-share transaction in which Ainsworth shareholders will receive 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

On January 27, 2015, the transaction was approved by the required majorities of shareholders of each of Ainsworth and the Company. The transaction remains subject to customary conditions to closing, including court approval of the plan of arrangement. In addition, while the transaction is not reportable under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the HSR Act) or the Canadian Competition Act, the U.S. Department of Justice (DOJ) has requested information about the transaction and the companies, as it is entitled to do. The Company and Ainsworth are providing the DOJ with the information it has requested and are working proactively with the DOJ to ensure an expedited review process. Subject to approval of the plan of arrangement by the Supreme Court of British Columbia and the satisfaction or waiver of all closing conditions, the transaction is expected to close by the end of the first quarter of 2015. Further information on the transaction and its expected effects on the Company can be found in the joint management information circular dated as of December 18, 2014.

Brookfield and its affiliated entities, which control approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively, will control approximately 53% of the outstanding common shares of the combined company upon closing. Based on the number of Ainsworth common shares outstanding as at December 8, 2014 (the date of the arrangement agreement), approximately 31.8 million Norbord common shares will be issued to Ainsworth shareholders on closing.

Additional Information

Norbord’s year-end 2014 letter to shareholders, news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Wednesday, January 28, 2015 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay number will be available approximately one hour after completion of the call and will be accessible until February 27, 2015 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 8883760. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of more than $1 billion, employing approximately 1,900 people at 13 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; the timing for completion and the outcome of the U.S. Department of Justice’s review; the time necessary to satisfy the conditions to closing of the pending Ainsworth transaction; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the March 3, 2014 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2014 Management’s Discussion and Analysis dated January 27, 2015.

Norbord defines adjusted EBITDA as earnings before finance costs, income taxes, depreciation and other unusual or non-recurring items. Adjusted EBITDA is a non-International Financial Reporting Standards (IFRS) financial measure, does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2014 Management Discussion and Analysis dated January 27, 2015 for a quantitative reconciliation of adjusted EBITDA to earnings (the most directly comparable IFRS measure).